Corporate High Yield Fund V, Inc.

File No. 811-10521

Item No. 77M (Mergers) -- Attachment

During the fiscal semi-annual period ending August 31, 2003, Corporate High Yield Fund IV, Inc. (“Corporate High Yield IV”), File No. 811-10313, merged into Corporate High Yield Fund V, Inc. (the “Registrant”).

At meetings of the Boards of Directors of the Registrant and Corporate High Yield IV, the Boards of Directors approved an Agreement and Plan of Merger (the “Merger”), pursuant to which (i) Corporate High Yield IV would be merged with and into the Registrant in accordance with Maryland law; (ii) the separate existence Corporate High Yield IV would cease; (iii) the Registrant would be the surviving corporation, (iv) each share of common stock of Corporate High Yield IV would be converted into the right to receive an equivalent dollar amount (to the nearest one ten-thousandth of one cent) of full shares of the Registrant’s common stock, plus cash in lieu of any fractional shares, computed based on the net asset value per share of each Fund on the effective date; and (v) the currently issued and outstanding shares of the Registrant would remain issued and outstanding.

On November 22, 2002, in connection with the Merger, the Registrant filed a Registration Statement on Form N-14 (File Nos. 333-101394 and 811-10521) (the “N-14 Registration Statement”).  The N-14 Registration Statement contained the proxy materials soliciting the approval of the Merger by the shareholders of the Registrant and Corporate High Yield IV.  Pre-Effective Amendment No. 1 to the N-14 Registration Statement was filed on December 31, 2002.  The N-14 Registration Statement as so amended was declared effective by the Commission on January 13, 2003.

The shareholders of the Registrant and Corporate High Yield IV approved the Merger at a special meeting of shareholders held for that purpose.  On May 2, 2003 (the “Merger Date”), pursuant to the Agreement, Corporate High Yield IV transferred assets valued at $199,876,615.77 to the Registrant and received in exchange 13,724,304 common shares of the Registrant and cash in the amount of $0 for fractional shares.  Such shares and cash were then distributed to the shareholders of Corporate High Yield IV on that date in proportion to each shareholder’s interest in the assets transferred.  Corporate High Yield IV ceased offering its shares as of the Merger effective date.

An Application for Deregistration on Form N-8F was filed by Corporate High Yield IV with the Securities and Exchange Commission on June 4, 2003.